UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached hereto is a copy of the Registrant’s press release dated May 27, 2010, reporting Nasdaq Notice of Bid Price Deficiency Received.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: May 27, 2010
	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

TIS Announces Receipt of NASDAQ Notice of Bid Price Deficiency

No immediate effect on listing while TIS has minimum of 180 days to regain compliance

Tel Aviv, Israel - May 27, 2010 –Top Image Systems, Ltd. (TIS) (NASDAQ: TISA; TASE: TISA), the leading innovator of intelligent document recognition, announced today that on May 24, 2010, it received a NASDAQ Staff Deficiency Letter indicating that it is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2) which requires listed securities to maintain a minimum bid price of $1.00 per share.

 TIS’ management is looking into various options available to it in order to regain compliance and ensure its continued listing on the NASDAQ. As of yesterday, TIS share price is $0.94 and the Company intends to actively monitor the bid price for its common stock between now and the end of the grace period.

According to the letter from the NASDAQ, TIS has been given a grace period of 180 calendar days, starting May 24, 2010 to regain compliance with the minimum bid price requirement. TIS can regain compliance if, at any time before the grace period ends, the bid price of its common stock closes at or above $1.00 per share for a minimum of ten consecutive business days. If TIS cannot demonstrate compliance by the end of the grace period, the NASDAQ’s staff will notify the Company that its common stock is subject to delisting. TIS may then be eligible for an additional 180 day grace period if it meets the NASDAQ Capital Market's initial listing standards with the exception of the minimum bid price requirement.

During the grace period (as may be extended) TIS' common stock will continue to trade on the NASDAQ Capital Market under the symbol "TISA". Therefore, the NASDAQ Staff Deficiency Letter has no immediate impact on the listing of the common stock of TIS.

About Top Image Systems

Top Image Systems is the leading innovator of enterprise solutions for intelligent document recognition, data extraction and validation of content entering organizations from various sources. Whether originating from electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization, such as ERP, CRM, IPS, PPC-systems and other operational application systems. TIS' eFLOW Unified Content Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners and direct sales. Visit the company's website http://www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements.  Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.  These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

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Company Contact
Dana Rubin
Director of Marketing and IR
dana.rubin@topimagesystems.com
+972 3 767 9100